Exhibit 99.1



COMPANY CONTACTS:                         INVESTOR RELATIONS CONTACTS:
Genetic Technologies Limited              Lippert/Heilshorn & Associates
DR. MERVYN JACOBSON                       KIM SUTTON GOLODETZ
Chief Executive Officer                   kgolodetz@lhai.com
TOM HOWITT                                LISA LINDBERG
Chief Financial Officer                   llindberg@lhai.com        212-838-3777
tom.howitt@gtg.com.au                     BRUCE VOSS
Phone: +61-3-9415-1135                    bvoss@lhai.com            310-691-7100
www.gtg.com.au                            www.lhai.com


               GENETIC TECHNOLOGIES SETTLES APPLERA PATENT DISPUTE

MELBOURNE, AUSTRALIA - DECEMBER 12, 2005 - GENETIC TECHNOLOGIES LIMITED ("GTG") (NASDAQ NM: GENE; ASX: GTG) is pleased to report that it has now reached a final settlement of its patent dispute with Applera Corporation, further to a Settlement Conference held last week in San Francisco, California.

The parties have executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement, and the parties will now move to dismiss all claims and counterclaims in the legal action before Judge Phyllis Hamilton, of the US District Court, Northern District of California, San Francisco.

The commercial terms of the settlement reached between GTG and Applera are subject to confidentiality requirements, but it can be disclosed that the settlement also includes a license to the GTG non-coding patents.

GTG originally filed its law suit against Applera in March 2003. A Markman Hearing was held by the Court in September 2004. Subsequently, the Court arranged Mediation Settlement Conferences before Magistrate Judge Joseph C. Spero in San Francisco. These took place in December 2004, February 2005 and August 2005.

On October 13, 2005, the parties executed a Confidential Term Sheet, and after further negotiations, have now reached a final settlement of all disputes between them.


ABOUT GENETIC TECHNOLOGIES LIMITED

Genetic Technologies was an early pioneer in recognizing important new applications for "non-coding" DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.


This announcement may contain forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies

GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au ABN 17 009 212 328 REGISTERED OFFICE AND MAIN LABORATORY o 60-66 Hanover Street Fitzroy VIC 3065 Australia PHONE 61 3 9415 1135 o FAX 61 3 9417 2987
o POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia

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Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

                                      # # #

GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au ABN 17 009 212 328 REGISTERED OFFICE AND MAIN LABORATORY o 60-66 Hanover Street Fitzroy VIC 3065 Australia PHONE 61 3 9415 1135 o FAX 61 3 9417 2987
o POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia